Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Noah Holdings

Noah Holdings Private Wealth and Asset Management Limited

諾 亞 控 股 私 人 財 富 資 產 管 理 有 限 公 司

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

(NYSE Ticker Symbol: NOAH; HKEX Stock Code: 6686)

POLL RESULTS OF THE ANNUAL GENERAL MEETING
HELD ON JUNE 11, 2026

AND

PAYMENT OF FINAL DIVIDEND AND SPECIAL DIVIDEND

POLL RESULTS OF THE AGM

The Board announces that all the resolutions as set out in the Notice were duly passed by the Shareholders as ordinary resolutions or special resolutions by way of poll at the AGM.

PAYMENT OF FINAL DIVIDEND AND SPECIAL DIVIDEND

The Board is pleased to announce that the Company will distribute (i) Final Dividend of RMB306.0 million (approximately US$45.2 million based on the latest exchange rates available as of the date of this announcement) in aggregate (with a distribution ratio of RMB0.933 (equivalent to approximately US$0.138, or approximately HK$1.073 based on the latest exchange rates available as of the date of this announcement) per share (tax inclusive)) in respect of the year ended December 31, 2025; and (ii) Special Dividend of RMB306.0 million (approximately US$45.2 million based on the latest exchange rates available as of the date of this announcement) in aggregate (with a distribution ratio of RMB0.933 (equivalent to approximately US$0.138, or approximately HK$1.073 based on the latest exchange rates available as of the date of this announcement) per share (tax inclusive)), to Shareholders whose names appear on the register of members of the Company as of the close of business on July 9, 2026 (the “Dividend Record Date”). The distribution ratio per share is subject to adjustment to the number of shares of the Company entitled to dividend distribution as of the Dividend Record Date and the equivalent U.S. dollars amount and Hong Kong dollars amount are also subject to exchange rate adjustment.

Reference is made to the Company’s circular (the “Circular”) in connection with the AGM and notice of the AGM (the “Notice”) dated April 30, 2026. Unless the context requires otherwise, capitalized terms used in this announcement shall have the same meanings as those defined in the Circular.

(I)	POLL RESULTS OF THE ANNUAL GENERAL MEETING HELD ON JUNE 11, 2026

The board of directors (the “Board”) of Noah Holdings Private Wealth and Asset Management Limited (the “Company”) is pleased to announce the poll results of the annual general meeting of the Company (the “AGM”) held at 34/F, Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong on Thursday, June 11, 2026 at 9:00 a.m. Hong Kong time (or 9:00 p.m. on Wednesday, June 10, 2026, New York time).

The voting results in respect of the resolutions proposed at the AGM were as follows:

Ordinary Resolutions				Number of Votes (%)
				For	Against	Abstain[1]
1.	To receive and consider the audited consolidated financial statements of the Company and the reports of the directors and auditor of the Company for the year ended December 31, 2025.			253,303,695 (99.996998%)	7,605 (0.003002%)	216,750 –
2.	(A)	To re-elect the following directors of the Company (the “Directors”):
		(i)	Ms. Chia-Yue Chang, to serve as a non-executive Director, subject to her earlier resignation or removal;	251,373,800 (99.176231%)	2,087,940 (0.823769%)	66,310 –
		(ii)	Ms. May Yihong Wu, who has served more than nine years since November 9, 2010, to serve as an independent Director, subject to her earlier resignation or removal;	194,062,255 (76.564973%)	59,398,625 (23.435027%)	67,170 –
	(B)	To authorize the Board to fix the remuneration of the Directors.		249,868,280 (99.476708%)	1,314,420 (0.523292%)	2,345,350 –

[1]	According to the Companies Act (As Revised) of the Cayman Islands, the Shares in abstention do not need to be calculated as votes cast at the AGM.

Ordinary Resolutions			Number of Votes (%)
			For	Against	Abstain[1]
3.	(A)	To consider, approve and declare Final Dividend of RMB306.0 million (approximately US$44.9 million) in aggregate in respect of the year ended December 31, 2025, which will be paid out of the corporate actions budget equivalent to 50% of the non-GAAP net income attributable to Shareholders during the year ended December 31, 2025 to Shareholders whose names appear on the register of members of the Company as of the Dividend Record Date; if declared and paid, a Final Dividend of RMB0.933 (equivalent to approximately US$0.137, or approximately HK$1.072) per share (tax inclusive) in respect of the year ended December 31, 2025 will be paid out to Shareholders who are entitled to dividends, subject to adjustment to the number of Shares of the Company entitled to dividend distribution as of the record date for dividend distribution, and the equivalent U.S. dollars amount and Hong Kong dollars amount are also subject to exchange rate adjustment; and	253,419,340 (99.982938%)	43,245 (0.017062%)	65,465 –
	(B)	To consider, approve and declare Special Dividend of RMB306.0 million (approximately US$44.9 million) in aggregate, which will be paid out of the accumulated return surplus cash from the years prior to 2025, to Shareholders whose names appear on the register of members of the Company as of the Dividend Record Date; if declared and paid, a non-recurring Special Dividend of RMB0.933 (equivalent to approximately US$0.137, or approximately HK$1.072) per share (tax inclusive) will be paid out to Shareholders who are entitled to dividends, subject to adjustment to the number of Shares of the Company entitled to dividend distribution as of the record date for dividend distribution, and the equivalent U.S. dollars amount and Hong Kong dollars amount are also subject to exchange rate adjustment.	253,419,840 (99.983136%)	42,745 (0.016864%)	65,465 –
4.	To re-appoint Deloitte Touche Tohmatsu as the auditors of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix its remuneration for the year ending December 31, 2026.		234,719,615 (92.619123%)	18,704,955 (7.380877%)	103,480 –

Ordinary Resolutions			Number of Votes (%)
			For	Against	Abstain[1]
5.	(A)	To grant a repurchase mandate (the “Repurchase Mandate”) to the Board to repurchase Shares and/ or ADSs not exceeding 10% of the total number of issued and outstanding shares of the Company (excluding treasury shares and shares repurchased pending for cancellation) as of the date of passing of this ordinary resolution.	253,356,635 (99.988752%)	28,500 (0.011248%)	142,915 –
	(B)	To grant an issuance mandate (the “Issuance Mandate”) to the Board to issue, allot or deal with additional Shares and/or ADSs (including any sale or transfer of treasury Shares) not exceeding 20% of the total number of issued and outstanding shares of the Company (excluding treasury shares and shares repurchased pending for cancellation) as of the date of passing of this ordinary resolution.	223,800,525 (88.317797%)	29,603,130 (11.682203%)	124,395 –
	(C)	Conditional upon passing of resolutions numbered 5(A) and 5(B) above, to extend the Issuance Mandate by adding the number of repurchased Shares and/or Shares underlying the ADSs under the Repurchase Mandate to the total number of Shares and/or Shares underlying the ADSs which may be allotted and issued by the Directors pursuant to the Issuance Mandate, provided that such amount shall not exceed 10% of the number of the issued and outstanding shares of the Company (excluding treasury shares and shares repurchased pending for cancellation) as of the date of passing of this resolution.	194,892,075 (76.908639%)	58,515,185 (23.091361%)	120,790 –
	(D)	Conditional upon passing of resolutions numbered 5(B) above, to consider and approve the Accelerated Vesting of the RSUs granted or to be granted under the Settlement Plans under the Issuance Mandate.	226,897,530 (89.539205%)	26,508,260 (10.460795%)	122,260 –
As more than 50% of the votes were cast in favor of each of the above resolutions, all the resolutions were passed as ordinary resolutions at the AGM.
Special Resolution			Number of Votes (%)
			For	Against	Abstain[1]
6.	To adopt the New Articles of Association.		252,081,590 (99.456045%)	1,378,710 (0.543955%)	67,750 –
As more than 75% of the votes were cast in favour of the above resolution, it was passed as a special resolution at the AGM.

Please refer to the Notice for the full text of the resolutions proposed at the AGM.

The total number of issued and outstanding Shares as of the date of the AGM was 328,033,332 Shares (excluding nil treasury Shares and 9,378,935 Shares representing 1,875,787 ADSs repurchased pending for cancellation). The total number of issued and outstanding Shares as of the Shares Record Date was 327,867,117 Shares (excluding nil treasury Shares and 9,366,820 Shares representing 1,873,364 ADSs repurchased pending for cancellation)1, which was the total number of Shares entitling the Shareholders to attend and vote for or against all resolutions. There were no restrictions on any Shareholders casting votes on any of the proposed resolutions at the AGM. The Shareholders who are subject to the proposed Accelerated Vesting of the RSUs granted or to be granted under the Settlement Plans was required to and did abstain from voting on the resolutions numbered 5(B).

Save as disclosed above, no person was required under the Hong Kong Listing Rules to abstain from voting on the resolutions proposed at the AGM and no party has stated his/her/ its intention in the Circular to vote against or to abstain from voting on any of the resolutions proposed at the AGM.

The Directors, Ms. Jingbo Wang and Mr. Zhe Yin, the non-executive Directors, Ms. Chia-Yue Chang, Mr. Boquan He and Mr. David Zhang and the independent Directors, Ms. Xiangrong Li, Ms. Cynthia Jinhong Meng and Ms. May Yihong Wu attended the AGM, either in person or by means of telecommunication.

Computershare Hong Kong Investor Services Limited, the Hong Kong branch share registrar of the Company, acted as the scrutineer for counting of votes at the AGM.

(II)	PAYMENT OF FINAL DIVIDEND AND SPECIAL DIVIDEND

The Board is pleased to announce that the Company will distribute (i) Final Dividend of RMB306.0 million (approximately US$45.2 million based on the latest exchange rates available as of the date of this announcement) in aggregate in respect of the year ended December 31, 2025, which will be paid out of the corporate actions budget equivalent to 50% of the non-GAAP net income attributable to Shareholders during the year ended December 31, 2025 in accordance with the capital management and shareholder return policy of the Company adopted on November 29, 2023; and (ii) Special Dividend of RMB306.0 million (approximately US$45.2 million based on the latest exchange rates available as of the date of this announcement) in aggregate, which will be paid out of the accumulated return surplus cash from the years prior to 2025, to Shareholders whose names appear on the register of members of the Company as of the Dividend Record Date for dividend distribution.

Based on the number of issued and outstanding Shares (excluding treasury Shares and Shares repurchased pending for cancellation) as of the date of the AGM, (i) a Final Dividend of RMB0.933 (equivalent to approximately US$0.138, or approximately HK$1.073 based on the latest exchange rates available as of the date of this announcement) per share (tax inclusive2) in respect of the year ended December 31, 2025, and (ii) a non-recurring Special Dividend of RMB0.933 (equivalent to approximately US$0.138, or approximately HK$1.073 based on the latest exchange rates available as of the date of this announcement) per share (tax inclusive2), will be paid out to Shareholders who are entitled to dividends, both subject to adjustment to the number of Shares of the Company entitled to dividend distribution as of Dividend Record Date for dividend distribution, and the equivalent U.S. dollars amount and Hong Kong dollars amount are also subject to exchange rate adjustment. As of the date of the AGM, 9,378,935 Shares representing 1,875,787 ADSs repurchased by the Company pending for cancellation shall not be entitled to receive any dividends or distributions.

[1]	The total number of issued Shares as of the ADS Record Date was 327,867,117 Shares (excluding nil treasury Shares and 9,366,820 Shares representing 1,873,364 ADSs repurchased pending for cancellation).

[2]	Tax referred to in this announcement in relation to the final dividend and special dividend means any tax that may be applicable to the Shareholder and ADS holders, whereas there is no applicable withholding tax applied to the final dividend and special dividend.

The Final Dividend and Special Dividend payable shall be converted to and paid in U.S. dollars (for ADS holders and for holders of ordinary shares whose shares registered on the Company’s principal share register in the Cayman Islands) and in Hong Kong dollars (for registered holders of the ordinary shares whose shares registered on the Company’s Hong Kong share register in Hong Kong). The equivalent U.S. dollars amount of the Final Dividend and Special Dividend and the equivalent Hong Kong dollars amount of the Final Dividend and Special Dividend will be ultimately calculated based on (i) the relevant exchange rate based on the most readily available effective buying rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board as of the Dividend Record Date; and (ii) the number of shares of the Company entitled to dividend distribution as of the Dividend Record Date. The Company will make further announcement in respect of the final rate of final payment in U.S. dollars (for ADS holders and for holders of ordinary shares whose shares registered on the Company’s principal share register in the Cayman Islands) and in Hong Kong dollars (for registered holders of the ordinary shares whose shares registered on the Company’s Hong Kong share register in Hong Kong) on or immediately after the Dividend Record Date and in accordance with the Articles of Association, the Hong Kong Listing Rules, and applicable laws and regulations.

In order to qualify for the Final Dividend and Special Dividend, for registered holders of the ordinary shares, all transfer documents together with the relevant share certificates must be lodged for registration with the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on July 9, 2026, Hong Kong time. The Final Dividend and Special Dividend will be payable to the holders of record of ADSs as of the close of business (5:00 p.m. New York time) on July 9, 2026.

The Final Dividend and Special Dividend are expected to be distributed on or around July 30, 2026 respectively to Shareholders whose names appear on the register of members of the Company as of the close of business on July 9, 2026. The Final Dividend and Special Dividend are expected to be distributed on or around August 6, 2026 respectively to ADS holders who hold ADSs as of the close of business (5:00 p.m. New York time) on July 9, 2026. Shareholders and ADS holders should seek professional advice from their own tax advisors regarding the possible tax implications of the respective payment of the Final Dividend and Special Dividend.

By order of the Board

Noah Holdings Private Wealth and Asset Management Limited
Jingbo Wang

Chairwoman of the Board

Hong Kong, June 11, 2026

As of the date of this announcement, the Board comprises Ms. Jingbo Wang, the chairwoman of the Board and Mr. Zhe Yin as directors; Ms. Chia-Yue Chang, Mr. Boquan He and Mr. David Zhang as non-executive directors; and Ms. Xiangrong Li, Ms. Cynthia Jinhong Meng and Ms. May Yihong Wu as independent directors.